Exhibit 11.0

REMOTE DYNAMICS, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS
(in thousands, except per share)

	Reorganized	Predecessor	Reorganized	Predecessor
	Company	Company	Company	Company
	Three Months	Three Months	Six Months	Six Months
	Ended February 28,	Ended February 29,	Ended February 28,	Ended February 29,
	2005	2004	2005	2004
Net loss applicable to common stockholders:	$(1,279)	$(1,346)	$(2,477)	$(4,626)

Weighted average number of shares outstanding:
Weighted average number of shares outstanding, net of treasury shares — Basic EPS	6,352	9,671	6,299	9,671
Additional weighted average shares for assumed exercise of stock options, net of shares assumed to be repurchased with exercise proceeds		—		—

Weighted average number of shares outstanding, net of treasury shares — Diluted EPS	6,352	9,671	6,299	9,671

Net loss per common share applicable to common stockholders:

Basic and diluted EPS	$(0.20)	$(0.14)	$(0.39)	$(0.48)

     During the above mentioned periods, the Company had securities outstanding that could potentially dilute basic earnings per share in the future, but which were excluded from the computation of diluted net loss per share in the periods presented, as their effect would have been antidilutive. Such outstanding securities consist of the following (in thousands):

	Reorganized	Predecessor
	Company	Company (a)
	Three and Six Months	Three and Six Months
	Ended February 28,	Ended February 29,
	2005	2004
Restricted stock ( not vested)	525	—
Convertible note payable	690	—
Convertible series A preferred stock	2,500	—
Outstanding stock options	—	318
Outstanding warrants to purchase common stock	1,625	33

(a)	All equity interests in the Predecessor Company (including but not limited to warrants, stock options, were extinguished.